UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 03 December 2014
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code:
ZAE000018123

DEALINGS IN SECURITIES

In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr PA Schmidt a director of
Gold Fields Limited, Mr JH Pauley a director of a major
subsidiary Gold Fields Orogen BVI Limited, Mr NA Chohan and Ms LN
Samuel directors of Gold Fields Operations Limited & GFI Joint
Venture Holdings (Pty) Limited, Mr A Baku a director of a major subsidiary Gold Fields Ghana (Pty) Limited, and Mr E Balarezo, a
director of a major subsidiary Gold Fields La Cima, Mr BJ
Mattison, Ms TL Harmse and Mr JW Jacobsz, prescribed officers, have all sold some or all of their Bonus Shares (“BS”) which were awarded to them in terms of the Gold Fields Limited 2012 Share
Plan as amended.

Bonus Shares are linked to the annual bonus whereby the
equivalent of two-thirds of the cash bonus is granted in Bonus
Shares. Details of the transaction are set out below.

Name
PA Schmidt
Nature of transaction
On market sale of shares in
terms of the above scheme
Transaction Date 02 December 2014
Number of Shares - sold 47,311
Class of Security Ordinary shares
Market Price per share R44.6113
Total Value R2,110,605
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial
Name
JH Pauley
Nature of transaction
On market sale of shares in
terms of the above scheme
Transaction Date 02 December 2014
Number of Shares - sold 17,224
Class of Security Ordinary shares
Market Price per share R44.6113
Total Value R768,385
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial

Name
NA Chohan
Nature of transaction
On market sale of shares in
terms of the above scheme
Transaction Date 02 December 2014
Number of Shares - sold 7,630
Class of Security Ordinary shares
Market Price per Share R44.6113
Total Value R340,384
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial
Name
NA Chohan
Nature of transaction
Off market vesting of shares in
terms of the above scheme
Transaction Date 02 December 2014
Number of Shares 10,537
Class of Security Ordinary shares
Market Price per Share R44.7951
Total Value R472,006
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial
Name
LN Samuel
Nature of transaction
On market sale of shares in
terms of the above scheme
Transaction Date 02 December 2014
Number of Shares - sold 19,146
Class of Security Ordinary shares
Market Price per Share R44.6113
Total Value R854,128
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial
Name
A Baku
Nature of transaction
On market sale of shares in
terms of the above scheme
Transaction Date 02 December 2014
Number of Shares - sold 27,235
Class of Security Ordinary shares
Market Price per Share R44.6113
Total Value R1,214,989
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial
Name
E Balarezo
Nature of transaction
On market sale of shares in
terms of the above scheme
Transaction Date 02 December 2014
Number of Shares – sold 38,136
Class of Security Ordinary shares

Market Price per Share R44.6113
Total Value R1,701,297
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial
Name
BJ Mattison
Nature of transaction
On market sale of shares in
terms of the above scheme
Transaction Date 02 December 2014
Number of Shares - sold 21,953
Class of Security Ordinary shares
Market Price per Share R44.6113
Total Value R979,352
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial
Name
TL Harmse
Nature of transaction
On market sale of shares in
terms of the above scheme
Transaction Date 02 December 2014
Number of Shares - sold 11,609
Class of Security Ordinary shares
Market Price per Share R44.6113
Total Value R517,893
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial
Name
JW Jacobsz
Nature of transaction
On market sale of shares in
terms of the above scheme
Transaction Date 02 December 2014
Number of Shares - sold 29,420
Class of Security Ordinary shares
Market Price per Share R44.6113
Total Value R1,312,464
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.

03 December 2014
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 03 December 2014
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer